UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Invesco Private Asset-Based Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11 Greenway Plaza, Houston, Texas 77046-1173

Telephone Number (including area code):

(713) 626-1919

Name and address of agent for service of process:

Melanie Ringold, Esq.
Senior Vice President, Chief Legal Officer and Secretary
11 Greenway Plaza, Houston, Texas 77046

With copies of Notices and Communications to:

Matthew R. DiClemente, Esquire
Mena M. Larmour, Esquire
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston, the State of Texas, as of this 19th day of August, 2026.

Invesco Private Asset-Based Credit Fund
By: /s/ Melanie Ringold
Melanie Ringold
Senior Vice President, Chief Legal Officer and Secretary

Attest:
/s/ Adrienne Ruffle

Adrienne Ruffle
Assistant Secretary